Exhibit 12.1

STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006

Earnings:
Income (loss) from continuing operations before income taxes	$(29,216)	$25,836	$16,649	$41,958	$37,578
Fixed charges excluding interest from securities operations	33,310	12,535	5,911	5,193	4,420

Subtotal	4,094	38,371	22,560	47,151	41,998
Interest expense from securities operations	22,269	34,279	90,699	140,077	89,429

Total	$26,363	$72,650	$113,259	$187,228	$131,427

Fixed charges:
Interest expense on long-term debt	$30,829	$10,344	$3,854	$2,894	$2,951
Interest factor in rents and other interest-bearing liabilities	2,481	2,191	2,057	2,299	1,469

Subtotal	33,310	12,535	5,911	5,193	4,420
Interest expense from securities operations	22,269	34,279	90,699	140,077	89,429

Total	$55,579	$46,814	$96,610	$145,270	$93,849

Ratio of earnings to fixed charges:
Including interest expense from securities operations	0.5	1.6	1.2	1.3	1.4
Excluding interest expense from securities operations	0.1	3.1	3.8	9.1	9.5